

Anneke (Bogardus) Tucker · 3rd

 **Attain Aviation**

Chief Aviation Officer at KinectAir

Sandpoint, Idaho, United States · 383 connections ·

Contact info

Experience


Small Business Owner & Chief Aviation Consultant
Attain Aviation · Full-time
Oct 2018 – Present · 2 yrs 7 mos
Sandpoint, Idaho, United States


KinectAir
1 yr 4 mos


Chief Aviation Officer
Full-time
Sep 2020 – Present · 8 mos
United States


Director of Aviation Development
Full-time
Jan 2020 – Sep 2020 · 9 mos
Sandpoint, Idaho, United States


Helicopter Technician
Life Flight Network
Jun 2014 – Dec 2018 · 4 yrs 7 mos
Sandpoint, ID

Agusta AW119KX


Helicopter Mechanic/ ERP Consultant / Field Training Project Manager
Columbia Helicopter's Inc.
Jun 2010 – Oct 2013 · 3 yrs 5 mos
Portland, Oregon Area

CHI-107, CHI-234, CH-47D


CH-53E Helicopter Technician
United States Marine Corps
2003 – 2009 · 6 yrs

Education


Western Governors University
Bachelor of Science (B.S.), Business, Management, Marketing, and Related Support Services
2014 – 2015



North Idaho College
Associate of Science (A.S.), Business Administration and Management, General
2013 – 2014

A.S. Business Administration

Licenses & certifications



Inspection Authorization
Federal Aviation Administration
Issued Jul 2018 · No Expiration Date



AS9100D Lead Auditor
SAE International
Issued 2016 · No Expiration Date

CompTIA Project+
CompTIA
Issued Mar 2015 · No Expiration Date
Credential ID COMP001020822644

See credential

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